May 8, 2008

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Crdentia Corp.
Form 10-KS for the Year Ended December 31, 2007
Filed March 31, 2008
File No.	000-31152

Dear Mr. Spirgel:

The following are our responses to questions raised in an April 25, 2008 letter concerning our filing:

Form 10-K for the Year Ended December 31, 2007

Financial Statements and Notes

Note 1—Organization and Summary of Significant Accounting Policies, page F-8

Comment No. 1

We note that you consider the services including travel nursing, per diem nursing, contractual clinical service, locum tenens (physician staffing), allied services and private duty health care to be one segment and that you utilize common systems, databases, processes and similar methods of identifying and servicing these customers.  In order for us to better understand the basis for your conclusion that you have one segment, identify for us all of your operating segments as defined under paragraphs 10-15 of SFAS 131.  If you are aggregating these segments relying on the guidance in paragraph 17 of SFAS 131, please explain to us in more detail how you consider each of the aggregation criteria in that paragraph in determining that you have one reportable segment given the apparent different nature of these services.

Response No. 1

The Company currently provides its services through a network of over 20 branch locations throughout the Southern Region of the United States and considers each branch location to be a reporting unit and therefore an operating segment.  The Company has aggregated all branch operating results under one reportable segment as each branch has similar economic characteristics.  All of the services of each branch location are temporary healthcare staffing services provided to patients in hospitals, clinics, prisons, nursing homes, homes, etc.  The professionals in each of the various branch locations can serve different patients in any of the above environments, provided the professional has the appropriate skill set.  Each branch utilizes similar distribution methods, common systems, databases, procedures, processes and similar methods of identifying and serving their customers.  In accordance with the provisions of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company considers the different services described above to aggregate into one segment.  Temporary healthcare staffing services represent 100% of the Company’s revenue for all years presented in the Form 10-K for the year ended December 31, 2007.

Goodwill and Intangible Assets, page F-10

Comment No. 2

We note you disclose that your valuation of the intangibles is determined based upon valuations performed by third party specialists and management’s estimate of fair value.  While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert.  If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.  Revise to comply with this comment here and elsewhere in future filings.

Response No. 2

The third party specialist is KPMG.  Their analysis is conducted in accordance with SFAS 142 and considers variations of all three generally accepted valuation approaches: (i) the income approach, (ii) the market approach and (iii) the cost approach.  The market approach was relied upon more heavily to estimate the fair value of the Company at December 31, 2007.  The market approach analysis considered value indications derived from the following:

•                  The trading price of the Company’s common stock as reported on the OTC Bulletin Board on and around the valuation date.

•                  The prices at which the company has issued common stock historically and the issue dates

•                  Valuation multiples of publicly traded guideline companies.

•                  Prices reflected in other staffing company transactions.

•                  Factors that would impact the fair value of a 100 percent ownership interest in the Company’s equity as of the valuation date versus the value indications described above.

In accordance with your recommendation, we will not disclose the name of the third party specialist nor will we make reference to an independent valuation in future filings but will provide disclosures that explain the method and assumptions used by management to determine the valuation.

Note 12, Acquisitions, page F-13

ATS Universal LLC

Comment No. 3

Tell us and disclose the nature of the tangible assets acquired and liabilities assumed in the ATS transaction.  Refer to paragraph 51e of SFAS 141.

Response No. 3

The $1,367,641 of tangible assets acquired is comprised of $1,255,598 of customer accounts receivable, $71,814 of prepaid expenses, $32,573 of property and equipment and $7,656 of cash.  The liabilities assumed of $335,471 are comprised of vendor accounts payable of $38,246 and accrued liabilities (primarily payroll related items) of $297,225.  We will disclose the nature of the tangible assets acquired and liabilities assumed in future acquisitions.

Note 7, Goodwill and Other Intangible Assets, page F-17

Comment No. 4

With a view towards expanded disclosure, please explain to us your policy for testing goodwill for impairment, including references to the supporting GAAP literature.  Specifically address your identification of reporting units and your assignment of goodwill to them.  Refer to paragraphs 30, 31 and 34 of SFAS 142.

Response No. 4

As mentioned in Response No. 1, the Company currently provides its services through a network of over 20 branch locations throughout the Southern Region of the United States and considers each branch location to be a reporting unit and therefore an operating segment.  The Company has aggregated all branch operating results under one reportable segment as each branch has similar economic characteristics.  The Company has made twelve acquisitions and acquired one or more branch locations with each acquisition.  In the process of allocating purchase price, the Company has assigned goodwill and identifiable intangibles to the locations acquired.  For the impairment testing each year, KPMG applies generally accepted valuation procedures based upon economic and market factors as of each valuation date.  They prepare their valuation on the basis of public information, audited financial statements and unaudited financial information provided by management.  Their analysis is conducted in accordance with SFAS 142 and considers variations of all three generally accepted valuation approaches: (i) the income approach, (ii) the market approach and (iii) the cost approach.

Particularly in connection with the income approach and the evaluation of future cash flows of a business, the cash flows of specific locations are considered and if there are circumstances suggesting impairment of goodwill in connection with a specific branch location, goodwill is written down.  A case in point was disposal of the Detroit location in 2007 wherein management considered the impact of the disposal on future cash flows and recorded an impairment charge of $3.1 million during 2007 when the disposal occurred.

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We appreciate your review of our filing and if you have any questions about our responses, please call me at (972) 850-0780.

Sincerely,

/S/ James J. TerBeest

James J. TerBeest
Chief Financial Officer

[Filed on Edgar on May 8, 2008]